                                                          Pursuant to Rule 424B3
                                                              File No. 333-42941

                              COMMUNITY BANKS, INC.
                               750 East Park Drive
                         Harrisburg, Pennsylvania 17111
                                  (717)920-1698


                          DIVIDEND REINVESTMENT PLAN


     This Prospectus relates to 1,042,111 shares (adjusted for dividends and stock splits) of the $5.00 par value Common Stock of Community Banks, Inc.
(CMTY) to be issued under the Community Banks, Inc. Dividend Reinvestment Plan (the "Plan") which was adopted by the Board of Directors of Community Banks, Inc. in 1987. The Plan provides shareholders of CMTY with a simple and convenient method of investing cash dividends and voluntary cash contributions in additional shares of the common stock of CMTY at a cost which may represent a savings over that available in normal market purchases.

     These securities have not been approved or disapproved by the Securities and Exchange Commission ("SEC"), or any state securities commission. None of these regulatory agencies passed upon the accuracy or adequacy of this Prospectus. It is illegal for anyone to tell you otherwise.

The Common Stock is offered subject to approval of certain legal matters for CMTY by its counsel.

The date of this Prospectus is August 1, 2002

                      (OUTSIDE BACK COVER OF PROSPECTUS)



                               TABLE OF CONTENTS
                                                                            Page
                                                                            ----

Prospectus Summary..........................................................  1
Community Banks Inc. Dividend Reinvestment Plan.............................  2
Use of Proceeds............................................................. 12
Indemnification............................................................. 12
Available Information....................................................... 12
Incorporation of Certain Documents by Reference............................. 13
Legal Matters............................................................... 14
Experts..................................................................... 14
Consent of Independent Accountants.......................................... 14

     You should rely only on the information provided or incorporated by reference in this Prospectus or any supplement. We haven't authorized any person to give you any different information. We aren't offering to sell any of these securities in any state where the offer isn't allowed. You should not assume that the information in this Prospectus or any supplement is accurate as of any date other than the date on the front of this Prospectus or any supplement.

                              PROSPECTUS SUMMARY

     In addition to the following summary, you should read the more detailed information appearing elsewhere in this Prospectus.

Community Banks, Inc. and its Subsidiaries

     Community Banks, Inc. (CMTY) is a financial holding company incorporated as a Pennsylvania business corporation on December 9, 1982. CMTY's headquarters are located at 750 East Park Drive, Harrisburg, Pennsylvania 17111. Telephone (717) 920-1698.

     CMTY's principal subsidiary, Community Banks, (Community) operates 41 community banking offices and more than 86 ATMs in central and northeastern Pennsylvania. The banking franchise extends approximately one hundred miles from the Maryland border to the western edge of the Poconos.

     In addition, CMTY owns one hundred (100%) percent of the issued and outstanding shares of two non-banking subsidiaries, Community Banks Life Insurance Company and Community Bank Investments, Inc. Community Banks Life Insurance Company was incorporated on November 12, 1986 under the laws of the state of Arizona for the purpose of reinsuring credit-related life and health insurance risks. Community Bank Investments, Inc. is a Delaware corporation formed for the purpose of investing in and holding securities.

     Non-banking subsidiaries of Community include UDNB Investments, Inc. which also engages in investing in and holding securities, The Sentinel Agency, LLC which provides title services, and Community Banks Insurance Services, LLC a general lines insurance agency.

The Stock

     The securities being offered and registered under the Plan are shares of CMTY's Common Stock, par value $5.00 per share. As of the date of this Prospectus, there were 20,000,000 shares authorized, of which 9,238,640 shares were outstanding as of June 14, 2002. CMTY's Articles of Incorporation also authorize the issuance of up to 500,000 shares of Preferred Stock. No preferred stock has been issued by CMTY.

Purpose of Offering; Use of Proceeds

     The principal purpose of the Plan is to provide CMTY shareholders with a simple and convenient way to invest cash dividends and voluntary cash contributions in additional shares of CMTY Common Stock. CMTY presently intends to invest in or to advance to Community, all proceeds from the sale of CMTY's Common Stock (net of expenses) to provide additional capital to support growth and expansion and for general corporate purposes of Community Banks.


                             COMMUNITY BANKS, INC.
                          DIVIDEND REINVESTMENT PLAN

     The following is a question and answer statement explaining the provisions of CMTY's Dividend Reinvestment Plan.

Purpose

l.   What is the purpose of the Plan?
     The purpose of the Plan is to provide the shareholders of Community Banks, Inc. with a simple and convenient way to invest cash dividends and voluntary cash contributions in additional shares of CMTY Common Stock at a cost representing a savings over that available in normal market purchases.

Advantages

2.   What are the advantages of the Plan?
     Plan Participants may have the cash dividends on their shares of Common Stock credited to their Plan account automatically reinvested in additional shares of CMTY Common Stock at a 5% discount from the current market price, with no or reduced service charges and brokerage commissions.
     Participants can also purchase additional shares of Common Stock at a 5% discount from the current market price by making voluntary cash payments, of not less than $100 and not more than $5000, with no or reduced service charges and brokerage commissions.

     The 5% discount described above is subject to change from time to time in the sole discretion of Community Banks, Inc.'s Board of Directors.

     Fractional   shares,  as  well  as  whole  shares,   will  be  credited  to
Participants' accounts. Fractional shares earn dividends just like whole shares when held in a Plan account.

     Participants may avoid cumbersome safekeeping and record keeping costs through the custodial and recording services furnished pursuant to the Plan. The shares may be held in safekeeping and regular statements of account are provided by the Plan Agent.

Administration

3.   Who administers the Plan?

     Wells Fargo Bank Minnesota, N.A. (the "Plan Agent") administers the Plan for Participants, keeps records, sends account statements to Participants and performs other duties relating to the Plan.

          Mailing address:                      Street (courier) address:
          ---------------                       ------------------------
          Wells Fargo Shareowner Services       Wells Fargo Shareowner Services
          P.O. Box 64856                        161 North Concord Exchange
          St. Paul, MN 55164-0856               South St. Paul, MN 55075-0738

                       (651) 450-4064 or (800) 468-9716

     CMTY can appoint a different bank or company to serve as Plan Agent or to perform any of the Plan Agent's duties under the Plan. CMTY will notify Participants before appointing a new Plan Agent to perform all or some of the Plan Agent's duties under the Plan.

Participation

4. Who is eligible to  participate in the Plan?
     All shareholders of record of Common Stock may participate in the Plan. A beneficial owner of Stock whose shares are registered in a name other than his own must become a shareholder ofrecord by having all or a part of his shares transferred into his own name inorder to participate in the Plan.

     CMTY may refuse to allow certain shareholders to participate if those shareholders live in states which have additional securities registration or other burdensome requirements with respect to the Plan.

5.   How does an eligible shareholder enroll in the Plan?
     Any eligible shareholder may enroll in the Plan by completing and signing the Authorization Card accompanying this Prospectus and returning it to the Plan Agent. Upon written or oral request, the Plan Agent will provide additional Authorization Cards.

6.   When may an eligible shareholder enroll in the Plan?
     An eligible shareholder may enroll in the Plan at any time. If the shareholder's Authorization Card is received by the Plan Agent on or before the Record Date established for a particular dividend, reinvestment will begin with that dividend. If an Authorization Card is received by the Plan Agent after the Record Date established for a particular dividend, the reinvestment of dividends will begin on the next Investment Date.

7.   May a shareholder enroll as to less than all of his or her shares?
     Yes, a shareholder may enroll in the Plan as to all or less than all of his or her shares of Common Stock.

Voluntary Cash Contributions

8.   How may voluntary cash contributions to the Plan be made?
     Each Participant may make optional cash contributions to the Plan of not less than $100 and not more than $5,000 per quarter. A Participant does not need to invest the same amount every quarter. Participants are under no obligation to make any voluntary cash contributions. Participants may make a voluntary cash payment by sending a check or money order, payable to the Plan Agent, with a completed Authorization Card when enrolling, or thereafter, with the payment form attached to each statement of account. Do not send cash.
     For investment of a voluntary cash payment to occur on a particular Investment Date, the Plan Agent must receive the payment on or before one (1) week prior to that Investment Date. Interest will not be paid on voluntary cash contributions. For this reason, Participants should mail payments so that they are received by the Plan

Agent prior to, but as close as possible to, one (1) week prior to the Investment Date.
     An Automatic Cash Investment service is also available for Participants. The service is a convenient no-cost method through which Participants may make voluntary cash contributions to the Plan. Participants can have money automatically withdrawn from a checking or savings account each quarter and invested in the Participant's account. Participants interested in having their cash contributions automatically withdrawn from a checking or savings account, or receiving additional information on this service should contact the Plan Agent.

9.   How will voluntary cash contributions be used?
     The Plan Agent will apply each voluntary cash payment to the purchase of Stock for the account of that Participant on the next Investment Date.

l0.  May voluntary cash contributions be returned to a Participant?
     Yes. Voluntary cash contributions will be returned to a Participant upon written request to the Plan Agent, provided that the request is received no later than two (2) business days prior to the next scheduled Investment Date.

11. May a Participant elect to make only cash contributions without participating in the dividend reinvestment portion of the Plan?
     No. Participants must also participate in the dividend reinvestment portion of the Plan.

Purchases

12.  What is the source of the Stock purchased under the Plan?
     The Plan Agent will purchase Stock directly from Community Banks, Inc. (either authorized but unissued shares or shares held in the treasury), on the open market, or by a combination of direct and open market purchases.

l3.  How will the price of shares purchased under the Plan be determined?
     The purchase price for shares of Common Stock purchased through the Plan in the open market shall be at a discount of 5% from the average price paid by the Plan

Agent for all shares purchased for the Plan in the open market on the relevant Investment Date (plus applicable brokerage commissions).
     The shares of Common Stock purchased through the Plan directly from CMTY whether issued by CMTY out of legally authorized but unissued shares of Common Stock or out of treasury shares, will be purchased at a discount of 5% from the fair market value of the Common Stock. The fair market value will be deemed to be the closing price of the Common Stock on the NASDAQ National Market on the trading day immediately preceding the Investment Date or the closest preceding date if no sales have been made on that date.
     The 5% percent discount will be treated as dividend income for tax purposes and will be included on a Participant's year end 1099 DIV.
     The 5% discount as discussed above is subject to change from time to time as determined by and in the sole discretion of CMTY's Board of Directors.

l4.  What is the Investment Date?
    "Investment Date" means the last business day of each calendar quarter.

15.  What is the Record Date?
     "Record Date" means the date on which a person must be registered as a shareholder on the stock books of CMTY in order to receive a dividend. Record Dates of CMTY are normally fourteen (14) days prior to the Investment Date.

l6. How many shares will be purchased by the Plan Agent for the Participants in the Plan?
     The number of shares to be purchased for a Participant by the Plan Agent will depend on the amount of the Participant's dividend and voluntary cash payment, if any, and the price of the shares. Each Participant's account will be credited with the number of whole and fractional shares equal to the amount to be invested divided by the applicable purchase price. Fractional shares shall be calculated to three (3) decimal places.

17.  When will shares be purchased?
     Shares acquired from CMTY will be purchased as of the close of business on the applicable Investment Date. Shares of common stock acquired on the open market may be purchased at any time but in no event later than 30 days after the Investment Date. Dividend and voting rights will commence upon settlement of the purchase. For the purposes of making purchases, the Plan Agent will commingle each Participant's funds with those of all other Participants.

Dividends

18.  How will dividends be paid on shares held by the Plan Agent?
     As record holder of the shares held in Participants' accounts under the Plan, the Plan Agent will:

          .    receive dividends on all shares held on each dividend Record
               Date;
          . will credit those dividends to Participants' accounts based on the whole or fractional shares held in each account; and
          .    automatically reinvest these dividends in CMTY's Common
               Stock.


Costs

19.  What are the costs to a Participant in the Plan?
     Participants will not pay brokerage fees in connection with the purchase of Common Stock directly from CMTY. Participants will pay:

          . brokerage commissions for all shares purchased or sold in the open market; and
          . a nominal service charge (which will be deducted from the Participant's account) at the time of withdrawal from the Plan.

          CMTY will pay all other costs of administering the Plan.

Reports to Participants

20. What kind of reports will the Plan Agent send to Participants in the Plan? As soon as practicable after each investment on behalf of a Participant, the Plan Agent will mail to the Participant a statement showing:

          .    the amount of the dividend and the voluntary cash contribution, if any, invested;
          .    the taxes withheld, if any;
          .    the net amount invested;
          .    the number of shares purchased;
          .    the average cost per share, including any brokerage commissions paid, and

          .    the total shares accumulated under the Plan, computed to three
               (3) decimal places.

     Each Participant will receive annually an Internal Revenue Service Form 1099 reporting dividend income received.

Certificates for Shares

21.  Will certificates be issued for shares purchased?
     All shares purchased under the Plan will be registered in the name of the Plan Agent or its nominee, as agent for the Participants. The Plan Agent will not issue certificates for shares unless a Participant requests a certificate in writing. The Plan Agent will issue certificates to a Participant for any number of whole shares credited to the Participant's account upon receiving the Participant's written request. The Plan Agent will continue to reinvest dividends paid on shares represented by certificates issued to Participants. Any remaining whole or fractional shares will continue to be held by the Plan Agent as the agent for the Participant. Certificates for fractional shares will not be issued under any circumstances.


Voting Rights

22.  How will shares held by the Plan Agent be voted?
     For each meeting of shareholders, the Plan Agent will send a proxy and proxy statement to each Participant and will vote the Participant's shares in accordance with the instructions received from the Participant. The shares of a Participant who does not return a proxy will not be voted.

Stock Dividends; Stock Splits; Rights Offerings

23.  What happens if CMTY declares a stock dividend or a stock split?
     Any shares distributable to a Participant pursuant to a stock dividend or stock split declared by CMTY on shares credited to the account of a Participant under the Plan:

          . will be added to the Participant's account; and . will not be mailed or delivered directly to the Participant.

     If a Participant sends notice of termination or a request to sell to the Plan Agent between the record date and the payable date for stock distribution, the request will not be processed until the stock distribution is credited to the Participant's account.
     The Participant may request in writing that the Plan Agent issue certificates for the stock dividend or split shares once they are added to the Participant's account.

24.  What happens if CMTY makes a rights offering?
     In the event of a rights offering by CMTY the Plan Agent will:

          . sell rights received on shares held of record by the Plan Agent;
          . invest the sale proceeds in additional shares of Stock; and . retain and credit proportionately to the accounts of the
            Participants the shares of Stock.
     Participants who wish to exercise rights individually must request the Plan Agent to forward a share certificate to the Participant (See Question 21 above). The request must be made prior to the record date for exercising the rights. Rights on shares of Stock registered in the name of a Participant will be mailed directly to the Participant.

Withdrawal from Plan

25.  How and when may a Participant withdraw from the Plan?
     Participants may terminate participation in the Plan at any time by giving written notice to the Plan Agent. If a Participant sends notice of termination to the Plan Agent between the record date and the dividend payment date, the request will not be processed until the cash dividend is credited to the Participant's account. Otherwise, within a reasonable time after the date on which notice is received by the Plan Agent (the "Termination Date"), the Plan Agent will process the termination request and deliver to the Participant:
     . a certificate for all whole shares held under the Plan;
     . a check representing any voluntary cash contributions; and . a check in an amount equal to the fractional shares credited to the
Participant's account multiplied by the fair market value per share of the Stock on the Termination Date.
     . Alternatively, you may instruct the Plan Agent to sell your full and fractional shares and send you the proceeds, less any brokerage commissions, service charges and any other costs of sale.

     Selling participants should be aware that the share price of CMTY common stock may fall or rise during the period between a request for sale, its receipt by Wells Fargo Shareowner Services, and the ultimate sale in the open market. You should evaluate these possibilities while deciding whether and when to sell any shares through the Plan. The price risk will be borne solely by you.

Amendment and Termination of Plan

26.  May the Plan be amended or terminated?
     Yes. CMTY may amend, supplement, suspend, modify or terminate the Plan at any time without the approval of the Participants. CMTY will notify Participants at least thirty (30) days' before any suspension or material amendment.

Inquiries Concerning the Plan

27.  Who should be contacted with questions concerning the Plan?

          All inquiries concerning the Plan should be directed to:

                         Wells Fargo Shareowner Services
                         P.O. Box 64856
                         St. Paul, MN 55164-0856
                         (800) 468-9716
                         www.wellsfargo.com/shareholder services

                                       or

                         Community Banks, Inc.
                         750 East Park Drive
                         Harrisburg, PA 17111
                         (717) 920-1698
                         www.communitybanks.com


Interpretation of the Plan

28.  Who will interpret the provisions of the Plan?
    Any questions of interpretation arising under the Plan will be determined by

CMTY's Board of Directors pursuant to applicable federal and state law and the rules and regulations of all regulatory authorities. The Board of Directors' determination will be final and binding on all Participants.

Responsibility of CMTY and the Plan Agent

     29. What are the responsibilities of CMTY and the Plan Agent, if any, with respect to the Plan?

     Neither CMTY nor the Plan Agent will be liable for any act done in good faith or for any good faith omission to act, including, without limitation any claim or liability arising out of:

     . failure to terminate a Participant's account upon the Participant's death;

     . the purchase price for shares;
     . the times when purchases or sales are made; or . fluctuations in the market value of the Stock.

     Participants must realize that neither CMTY nor the Plan Agent can provide any assurance of a profit or protection against loss on any shares purchased under the Plan.


Miscellaneous

30.  Where will written notices to Participants be sent?
     CMTY or the Plan Agent will send written notices to a Participant at the Participant's last address of record with CMTY or the Plan Agent. Participants should give the Plan Agent prompt written notice of a change of address.

31.  What law will govern the Plan?
     The Plan will be governed by the laws of the Commonwealth of Pennsylvania.

                                USE OF PROCEEDS

     CMTY is unable to predict the number of shares of stock that will be purchased from CMTY under the Plan or the prices at which the shares will be purchased.

     CMTY presently intends to invest in and/or advance to Community the net proceeds of sales pursuant to the Plan to:

     . provide additional capital to support expected growth bank operations; . expand services and branches;
     . upgrade facilities and equipment; and
     . apply to other general corporate purposes.

                                INDEMNIFICATION

     The Articles of Incorporation provide that CMTY shall, to the fullest extent permitted by applicable law, indemnify persons for liability which may arise in their performance of duties to CMTY. CMTY's Bylaws specifically permit indemnification of directors, officers and employees of CMTY, both with respect to actions brought by third parties and with respect to derivative actions brought on behalf of CMTY itself. To the extent CMTY may be permitted to indemnify directors, officers or persons controlling CMTY pursuant to the Bylaws' provisions, CMTY has been informed that in the opinion of the Securities and Exchange Commission, this kind of indemnification is against public policy as expressed in the Securities Act of 1933 and is unenforceable.

                             AVAILABLE INFORMATION

     CMTY is subject to the information requirements of the Securities Exchange Act of 1934. CMTY files reports, proxy statements and other information with the SEC. These materials will be available for inspection, without charge, at the SEC's principal office at 450 Fifth Street, NW., Washington, DC 20549, and at its regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies may also be obtained from the SEC's Public Reference Section at Judiciary Plaza, 450 Fifth Street, NW., Washington, DC 20549, at prescribed rates. Some information about CMTY will also be available on the SEC's website at www.sec.gov.

     CMTY has filed its S-3 Registration Statement with the SEC. This Prospectus does not contain all of the information set forth in the registration statement. You will find additional information about CMTY in the registration statement. The registration statement, including its exhibits and schedules, is available for inspection, without charge, at the SEC's principal office at 450 Fifth Street, NW., Washington, DC 20549. Copies may also be obtained from that office at prescribed rates. The registration statement, including its exhibits and schedules, is also available on the SEC's website at www.sec.gov.

     This Prospectus incorporates by reference documents relating to CMTY which are not presented in this Prospectus. These documents are available without charge, upon written or oral request directed to:

                               Donald F. Holt, CFO
                              Community Banks, Inc.
                               750 East Park Drive
                              Harrisburg, PA 17111
                                  (717)920-1698

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following items, which were filed by CMTY with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, are incorporated in this Prospectus by reference:

     (a) CMTY's Annual Report on Form 10-K for the fiscal year ended December 31, 2001.

     (b) All other reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act since December 31, 2001.

     (c) All documents subsequently filed by CMTY pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of this offering.

                                 LEGAL MATTERS

     The legality of the shares of Common Stock offered and registered under the Plan will be passed upon for Community Banks, Inc. by Mette, Evans & Woodside.

                                    EXPERTS

     The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                       CONSENT OF INDEPENDENT ACCOUNTANTS

     We hereby consent to the incorporation by reference in this Prospectus of our report dated January 24, 2002 relating to the financial statements, which appears in the 2001 Annual Report to Shareholders, which is incorporated by reference in Community Banks, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2001. We also consent to the reference to us under the heading "Experts" in such Prospectus.




PricewaterhouseCoopers LLP


Harrisburg, Pennsylvania
July 26, 2002